

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 30, 2009

<u>VIA U.S. MAIL and FACSIMILE</u>

Mr. Edward J. Gaio
Vice President and Chief Financial Officer
Hardinge Inc.
One Hardinge Drive
Elmira, New York 14902

      RE: **Hardinge Inc**
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 16, 2009
              Form 10-Q for the Quarterly Period Ended March 31, 2009
              File No. 000-15760

Dear Mr. Gaio:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements, page A-41

Consolidated Statements of Operations, page A-45

1.   We note you present the gain on the sale of operating assets from the Bridgeport
        operations in non-operating income and expenses. In future filings please present
        the gain on sale of property used in operations as operating income rather than
        non-operating income, or advise us as to why the gain should not be reported in
        operations. Refer to the guidance at paragraph 45 of SFAS 144.

Note 1. Significant Accounting Policies, page A-48

Use of Estimates, page A-48

2.   We note you reduced 2007 net income for adjustments related to fiscal years
        2003-2006. Please tell us the nature of these adjustments and your assessment of
        their materiality. Refer to SAB Topic 1.M and 1.N.

Revenue Recognition, page A-52

3.   We note that sales are recorded net of discounts, customer sales incentives and
        returns. Please tell us and revise future filings to summarize the terms of your
        return, sales incentive and discount policies and include the accounting treatment
        for these items. Your disclosure should explain how you value the amounts you
        net against revenues. Describe material assumptions, estimates, material changes,
        and reasonably likely uncertainties.

Warranties, page A-52

4.   Please tell us how you considered paragraph 14(b) of FIN 45 and the requirement
        to show separate line items in your warranty reconciliation for the aggregate
        reductions in that liability for payments made (in cash or in kind) under the
        warranty, the aggregate changes in the liability for accruals related to product
        warranties issued during the reporting period, and the aggregate changes in the
        liability for accruals related to preexisting warranties (including adjustments
        related to changes in estimates).

Item 9A. Controls and Procedures, page A-85

5.   We note your disclosure that your Chief Executive Officer and Chief Financial
        Officer believe that your controls and procedures are effective "for the purpose of
        ensuring that material information required to be in this annual report was made
        known to them by others on a timely basis." The language that is currently
        included after the word effective in your disclosure appears to be superfluous,
        since the meaning of disclosure controls and procedures is established by Rule
        13a-15(e) of the Exchange Act. Please remove the language in your future
        filings, including any amendments, or revise the disclosure in those filings so that
        the language that appears after the word effective is substantially similar in all
        material respects to the language that appears in the entire two-sentence definition
        of "disclosure controls and procedures" set forth in Rule 13a-15(e).

6.   We note your disclosure that the definition of disclosure controls and procedures
        in Rule 13a-15(e) states that "disclosure controls and procedures are controls and
        procedures designed to provide reasonable assurance." Please note that the
        definition under Rule13a-15(e) does not refer to reasonable assurance. In future
        filings, please revise and state clearly, if true, that your disclosure controls and
        procedures are *designed to* provide reasonable assurance of achieving their
        objectives and that your principal executive officer and principal financial officer
        concluded that your disclosure controls and procedures are effective at that
        reasonable assurance level. In the alternative, remove the reference to the level of
        assurance of your disclosure controls and procedures. Please refer to Section
        II.F.4 of Management's Reports on Internal Control Over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
        33-8238, available on our website at <http://www.sec.gov/rules/final/33-
        8238.htm>.

Item 11. Executive Compensation, page A-88

7.   In your future filings, as applicable, please clearly identify and explain your
        compensation policies, objectives and methodology. We note, for example, your
        disclosure on page 15 of your proxy statement that the total compensation
        packages awarded to your executive officers is based on a "subjective
        determination." However, you then disclose that you "benchmark" your
        executive compensation programs against "published surveys and various other
        sources."

8.   To the extent you utilize benchmarks in your compensation programs, please
        ensure your disclosure in applicable future filings identifies the benchmark and
        explains how that benchmark relates to the compensation paid to your named
        executive officers. For example, on page 15 of your proxy statement you indicate

that you use "published surveys and various other sources" and "published industry data," but the specific benchmarks used and their material components are not identified in the disclosure. In addition, it is unclear from the disclosure how those benchmarks relate to the compensation paid to your named executive officers. For example, do you target a specific range for total compensation or each component of compensation? If so, disclose that range and where actual payouts to your executives are in relation to that range, including the reasons for any deviation from the targeted range. Alternatively, if the benchmark sources you mention are simply factors you consider in making the "subjective determination" you reference, then please ensure the disclosure in your applicable future filings makes that clear.

2008 Compensation of Executive Officers

9.   We note the disclosures regarding options and performance shares awarded on December 8, 2008 and in February 2009 to your named executives. In your future filings, as applicable, please ensure your disclosure fully and clearly explains the basis and reasons for such awards. For example, you mention on page 18 of your proxy statement that the February 2009 award of restricted shares to Mr. Tifft and Mr. Gaio was "in respect of 2008 performance," but it is unclear what specific factors of performance were considered. In addition, it is unclear why the December 8, 2008 option award was made.

Item 15. Exhibits, Financial Statement Schedules . . ., page A-90

10.   Your exhibit list indicates that exhibit 10.1 to your annual report on Form 10-K for the fiscal-year ended December 31, 2008 relates to a "Master Note." However, exhibit 10.1 included with that filing appears to relate to your 2002 incentive stock plan. In addition, exhibits 10.5 and 10.6 are not listed as having been incorporated by reference from another filing and do not appear to be included with this filing. Further, your exhibit list incorporates exhibit 10.7 by reference from a Form 8-K filed February 8, 2008; however, it appears that no such Form 8-K was filed. Please advise.

Signatures, page A-93

11.   Please amend your filing to indicate below the second paragraph of text required on the signatures page which individual signed in the capacity of principal executive officer.

Exhibits 31.1 and 31.2

12.   We note that that you removed an end parentheses in paragraph 4 and the phrase
        '(the registrant's fourth fiscal quarter in the case of an annual report' from
        paragraph 4(d), and added an 's' to the word 'control' in paragraph 5(a). In future
        filings, please revise the certifications to present them in the exact form as set
        forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

Liquidity and Capital Resources, page 25

13.   In future filings, to better explain cash flows from operations, please revise to
        discuss the reasons for significant changes. For example, we note that receivables
        decreased $19 thousand or 36% over the past quarter.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
cover letter with your response that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
       filings;

   ·   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek, legal examiner at (202) 551-3641 or Mary Beth Breslin, legal reviewer at (202) 551-3625 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kate Tillan
Assistant Chief Accountant